UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of:  September 2008

000-29144

(Commission File Number)

ILOG S.A.

(Translation of registrant’s name into English)

9 rue de Verdun BP 85

94253 Gentilly, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-          .

On September 12, 2008, the Note en Réponse (offer response document) filed by ILOG S.A. (“ILOG”) with the Autorité des marchés financiers (the “AMF) on August 26, 2008, was made available to the public on the website of the AMF (www.amf-france.org).  The Note en Réponse provides the recommendation of the Board of Directors of ILOG in regards to the tender offers contemplated by the Memorandum of Understanding that ILOG entered into with International Business Machines Corporation (“IBM”) on July 27, 2008.  An unofficial English translation of the Note en Réponse is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Important Additional Information for Investors and Security Holders

The tender offers, which have not yet commenced, will be made for the outstanding shares and warrants of ILOG. This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any ILOG shares or warrants. The solicitation and the offer to buy the shares and warrants of ILOG will be made only pursuant to an offer to purchase and related materials that IBM and its subsidiary have filed with the AMF (in particular the Note d’Information) and will file with the Securities and Exchange Commission (the “SEC”) (on Schedule TO). ILOG has filed with the AMF a Note en Réponse and will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.

ILOG shareholders and warrant holders and other investors should read carefully the Tender Offer Statement on Schedule TO to be filed by IBM and the Note d’Information filed by IBM and the Schedule 14D-9 to be filed by ILOG and the Note en Réponse filed by ILOG because these documents contain important information, including the terms and conditions of the tender offer. ILOG shareholders and warrant holders and other investors are able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (http://www.amf-france.org.) or when filed with the SEC from the SEC’s website (http://www.sec.gov), in both cases without charge. Such materials filed by IBM and ILOG will also be available for free at IBM’s web site (http://www.ibm.com), and at ILOG’s web site (http://www.ilog.com), respectively.

ILOG shareholders and warrant holders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offers.

The offers are not being made nor will any tender of shares or warrants be accepted from or on behalf of holders in any jurisdiction in which the making of the offers or the acceptance of any tender of shares or warrants therein would not be made in compliance with laws of such jurisdiction.

Exhibit	Description

2.1	Note en Réponse made available to the public by the Autorité des marchés financiers on September 12, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILOG S.A.

By:	/s/ Jerome Arnaud
Name: Jerome Arnaud
Title: Chief Financial Officer

Date:        September 12, 2008